

Mail Stop 4561

May 19, 2016

Jeff T. Green
President and Chief Executive Officer
The Trade Desk, Inc.
42 N. Chestnut Street
Ventura, CA 93001

> **Re:** **The Trade Desk, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 22, 2016**
> **CIK No. 0001671933**

Dear Mr. Green:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   Please tell us whether you will be a "controlled company" under the definition of the applicable stock exchange and provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate. Furthermore, please specify in the prospectus summary and on the prospectus cover page the percentage of the voting power of your outstanding common stock that will be controlled by officers, directors, and persons owning five percent or more of your common stock after the offering.

Prospectus Summary

Summary Consolidated Financial Data, page 10

2.   Please revise your consolidated balance sheet data on page 11 to reflect the pro forma impact of the conversion of your convertible preferred stock. Include a footnote explaining the conditions required for the automatic conversion as described on page F-8.

Risk Factors

3.   Please revise the sentence in the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or believe are immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

"If our access to quality advertising inventory is diminished, our revenue . . . ," page 17

4.   You state that a few suppliers, including Google, control a significant portion of the programmatic advertising inventory that is available in the broader market or a particular channel. Please tell us what consideration you have given to filing any agreements with these suppliers pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure that one supplier accounted for 11% of consolidated accounts payable as of the end of fiscal year 2015.

"If the non-proprietary technology, software, products and services that we use . . . ," page 26

5.   We note your dependence on third-party providers for the operation of your business, including the features and functionality of your platform and data centers. Please tell us what consideration you have given to filing any agreements with these providers pursuant to Item 601(b)(10) of Regulation S-K.

"Our credit facility contains operating and financial covenants that restrict . . . ," page 29

6.   Please consider disclosing that you have pledged substantially all your assets as collateral under your credit facility agreement, as indicated on page 60.

"Our charter documents and Delaware law could discourage takeover attempts . . . ," page 39

7.   You disclose that your amended and restated certificate of incorporation will include an exclusive forum provision. Please address the impact of this provision on shareholder rights in a separate risk factor and include a discussion of it in the section where you describe your capital stock.

Market, Industry and Other Data, page 43

8.   With respect to every third-party statement in your prospectus, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. If you commissioned any reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement. In this regard, we note your disclosure that you sponsored the report published by IDC.

Use of Proceeds, page 44

9.   We note that a "significant portion of the proceeds from the offering" will be used to fund the expansion of your business. You also note that you will use the proceeds for working capital and other general corporate purposes. To the extent known, please provide more detail regarding the amounts that you will use to expand your business and the "general corporate purposes" for which the remainder of the net proceeds in this offering is intended to be used. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. In addition, please disclose in the prospectus summary that $750,000 of the net proceeds will be used to pay a lenders fee.

Capitalization, page 46

10.   On page 44, you disclose that you intend to use proceeds from this offering to pay a $750,000 fee to lenders since upon an IPO you are obligated to pay the fee. Please revise your pro forma as adjusted presentation to reflect the impact of this payment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

11.   Please expand your overview section to provide a balanced executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, to the extent material, consider discussing any partnerships that would impact the company's business

as a demand-side platform. In this regard, we note recent news articles about your partnership with supply-side platforms.

12.   Please revise to disclose the total gross spend for all periods presented in the filing so investors may understand trends in this metric over the reported periods. We note that you only provide the gross spend for 2015. Further, it is unclear why gross billings to clients in international markets were $29 million in 2014 and $53 million in 2015 while gross spend on your platform outside the United States was $17 million in 2014 and $36 million in 2015. Based on your explanation of gross spend and gross billings on page 54, it appears that international gross spend should be greater than international gross billings. Please reconcile or advise.

13.   We note that you have approximately 395 clients. Please revise to disclose the number of clients that you had in 2014 and consider distinguishing between the number of existing clients and new clients for each fiscal year. Furthermore, you state that your clients are loyal and "typically" grow their use of your platform over time. Please revise to disclose your client retention rate and the growth in spend by existing clients for 2014. Provide the percentage of existing clients that increased their spend and the average amount of the increase for each period. In this regard, we note your disclosure on page 57 that you measured this increase in the aggregate.

Comparison of the Years Ended December 31, 2014 and 2015

Revenue, page 57

14.   Your discussion focuses on clients' gross spend. To the extent that there were any significant changes in the ratio of amounts deducted from gross spend in arriving at GAAP net revenues, please revise to discuss this, including the impact on revenues as reported. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.

Internal Controls Over Financial Reporting, page 63

15.   You disclose that management identified material weaknesses in internal control over financial reporting and that you have begun taking steps to remediate these weaknesses. Explain to us with greater specificity the nature and impact of the errors that resulted in restatement of your 2014 financial statements and material adjustments to your 2015 financial statements.

Critical Accounting Estimates

Stock-based compensation, page 66

16.   We note your disclosure regarding the objective and subjective factors considered in arriving at the estimate of the fair value of your underlying shares. Please revise to briefly describe the methodology you use in determining the valuation of your common stock. Refer to Item 303(a)(3)(ii) of Regulation S-K, Section V of SEC Release No. 33-8350, and FRR 501.14.

Business

Our Clients, page 80

17.   We note your disclosure in Note 2 on page F-16 that one client accounted for 10% and 11% of gross billings in 2014 and 2015, respectively. Please disclose the names of any customers that account for 10% or more of your revenues. Refer to Item 101(1)(vii) of Regulation S-K. Please note that a group of customers under common control or customers that are affiliates of each other are regarded as one customer. In this regard, we note your disclosure that many of your clients are affiliates that are owned by large agency holding companies. Also, tell us what consideration you have given to filing the master service agreements with your significant customers. To the extent that you are substantially dependent upon any single agreement or series of substantially similar agreements with your significant customers and their affiliates, please file them pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation

Narrative to Summary Compensation Table

2015 Cash Incentives, page 95

18.   We note your disclosure that the named executive officers received 200% of the applicable executive officer's target award based on 2015 revenue results and each received an additional cash incentive award of $25,000. Please consider disclosing the 2015 revenue targets that resulted in the compensation and the discretionary factors used to award $25,000 to each executive officer.

Certain Relationships and Related Party Transactions, page 107

19.   Please add disclosure regarding the second amended and restated voting agreement that you entered into with certain holders of your common stock and convertible preferred stock or cross-reference your discussion on page 88. Tell us whether you intend to file the agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Second Amended and Restated Investors' Rights Agreement, page 108

20.   Please provide a materially complete description of your investors' rights agreement with certain holders of your convertible preferred stock, common stock, and warrants to purchase convertible preferred stock. In this regard, identify these related parties and describe the rights of Revel Partners and Hermes to serve as board observers. Refer to Item 404(a)(1) of Regulation S-K.

Principal and Selling Stockholders, page 109

21.   Please provide all of the information required by Item 403 of Regulation S-K, which requires disclosure with respect to beneficial owners of more than five percent of "any class of the registrant's voting securities." In this regard, please clarify your disclosure to separately show ownership of your outstanding convertible preferred stock and common stock prior to the offering.

22.   Please note that when you disclose the identities of the selling shareholders in the filing, the individual or individuals who exercise voting and dispositive powers over the shares to be offered for resale by legal entities should be disclosed. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02. Furthermore, advise whether any of the selling shareholders are broker-dealer or affiliates of broker-dealers.

Description of Capital Stock

Conversion, page 113

23.   Please provide a materially complete discussion of the exceptions that would not trigger an automatic conversion of Class B common stock to Class A common stock upon a transfer.

Underwriting, page 123

24.   Please briefly describe the "certain exceptions" to the lock-up agreements.

Changes in Accountants, page 129

25.   We note your disclosure that you dismissed Grant Thornton and engaged PricewaterhouseCoopers in September 2015. Please revise to disclose the dates of the dismissal and engagement. Refer to Item 304(a)(1)(i) and (a)(2) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Subsequent Events

Grants of Stock Options, page F-35

26.   You disclose that the company granted stock options from January 1, 2016 to April 22, 2016 with an exercise price of $3.33 per share. Please tell us the timing of the options granted in 2016. Explain to us the intervening events and factors considered and any changes in valuation methodology or assumptions, that resulted in the significant increase in the common stock valuation for the options granted in 2016 compared to your December 2015 grants. Please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

General

27.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

28.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Joyce Sweeney, Accountant, at (202) 551-3449 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions.

                                                        Sincerely,

                                                        /s/ Jan Woo

                                                        Jan Woo
                                                        Legal Branch Chief
                                                        Office of Information
                                                        Technologies and Services

cc: W. Alex Voxman
        Steven B. Stokdyk
        Latham & Watkins LLP